UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 9,197,575
	8	Shared Voting Power
	9	Sole Dispositive Power 9,197,575
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,197,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.2%*
14	Type of Reporting Person (See Instructions) IN

*The calculation is based on a total of 47,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 23, 2019, consisting of the 41,324,377 shares outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019, plus the 6,500,000 shares reported issued by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on December 26, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 779,902
	8	Shared Voting Power
	9	Sole Dispositive Power 779,902
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 779,902
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.6%*
14	Type of Reporting Person (See Instructions) IN

*The calculation is based on a total of 47,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 23, 2019, consisting of the 41,324,377 shares outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019, plus the 6,500,000 shares reported issued by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on December 26, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.1%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 47,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 23, 2019, consisting of the 41,324,377 shares outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019, plus the 6,500,000 shares reported issued by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on December 26, 2019.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, Marlene V. Ivy (“Mrs. Ivy”) and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

  .

Item 3.

Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the Trust’s shares of Common Stock was $7,755,926.  The source of funds used by Mr. Ivy as trustee to acquire shares was the funds of the Trust.

The aggregate amount of funds used to purchase Mrs. Ivy’s shares of Common Stock was $990,476.  The source of funds used by Mrs. Ivy to acquire shares was her personal funds.

The aggregate amount of funds used to purchase Ms. Hardarottir’s shares of Common Stock was $664,754.  The source of funds used by Ms. Hardarottir to acquire shares were her personal funds and a loan from a private individual, which loan has been repaid in full, in part by Mr. Ivy pursuant to the agreement described in Item 6.

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Common Stock.

On December 23, 2019, Mr. Ivy entered into a share purchase agreement (the “Share Purchase Agreement”) with On Track Innovations Ltd. and certain other investors (none of whom are members of the group disclosed by this Schedule 13D) (collectively with Mr. Ivy, the “Investors”) relating to a private placement (the “Private Placement”) of an aggregate of up to 12,500,000 shares of Common Stock of the Issuer, at a purchase price of $0.20 per share. The initial closing of the Private Placement took place on December 23, 2019 (the “Initial Closing”).

At the Initial Closing, Mr. Ivy purchased 5,200,000 shares for $1,040,000. Pursuant to the Share Purchase Agreement, a subsequent closing in which Mr. Ivy will purchase an additional 4,800,000 shares for $960,000 will take place if the Issuer increases its authorized share capital (the “Subsequent Closing”). Under the terms of the Share Purchase Agreement and following the Initial Closing, the Issuer’s board of directors (the “Board”), agreed to appoint one representative to the Board, designated by Mr. Ivy. Also pursuant to the terms of the Share Purchase Agreement, Mr. Ivy may designate an additional representative to the Board following the Subsequent Closing (together with the representative described in the prior sentence, the “Ivy Designees”). Such an increase in the share capital, as well as (i) the issuance of the Common Stock under the Subsequent Closing, (ii) granting Mr. Ivy authority to own 25% or more of the Issuer’s Common Stock and (iii) the right to appoint up to two directors (collectively, the “Required Items”), requires the approval of the Issuer's shareholders. The Subsequent Closing is conditioned upon shareholder approval of the Required Items.  The appointment of Ivy Designees shall remain valid through the next general meeting of the Issuer’s shareholders or as set forth in the Issuer’s Articles of Association.

Pursuant to the Share Purchase Agreement, Mr. Ivy shall have a right to purchase any future equity securities offered by the Issuer, except with respect to certain exempt issuances as set forth in the Share Purchase Agreement.

The Common Stock will not, at the closings, be registered under the Securities Act and may not be sold in the United States absent registration or an exemption from registration. The Issuer is obligated to file a registration statement with respect to the Common Stock issued in the Private Placement within ninety (90) days following the Subsequent Closing.

The forgoing description of the Share Purchase Agreement is qualified by reference to the full text of the Share Purchase Agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D.

Mr. Ivy and Ms. Hardardottir believe the Issuer’s shares are substantially undervalued by the current market price for the shares, which, in their view, does not reflect the fair value of the Issuer’s assets, including its intellectual property, technology, customer base and significant net operating loss carryforwards.  Mr. Ivy and Ms. Hardardottir intend to engage with the Issuer’s board of directors, management, and shareholders and other interested persons to discuss their concerns with the Issuer’s strategies, continuing lack of profits and declining stock price, and identify alternative approaches to increasing shareholder value.  Mr. Ivy and Ms. Hardardottir intend to monitor developments at the Issuer and plan to communicate with members of the board of directors, management of the Issuer and others on the foregoing and other matters that they deem relevant to their investment in the Issuer.  Other than as described in the preceding paragraphs, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Depending upon market conditions and other factors that Mr. Ivy, Mrs. Ivy and Ms. Hardardottir may deem material to their decisions, they may purchase additional securities of the Issuer in the open market, in private transactions or from the Issuer, or may, at any time, dispose through open market or private transactions all or a portion of the securities of the Issuer that they own or hereafter may acquire.

Other than as described above, the Reporting Persons have no plans or proposals with respect to the purchase or sale of Common Stock, an extraordinary corporate transaction, a sale or transfer of assets, any change to the board of directors or management of the Issuer or any material change to the capitalization or dividend policy of the Issuer or any other material change in the issuer’s business or corporate structure.

Item 5.

Interest in Securities of the Issuer

(a)  The calculation is based on a total of 47,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 23, 2019, consisting of the 41,324,377 shares outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019, plus the 6,500,000 shares reported issued by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on December 26, 2019.

As of the close of business on December 23, 2019, Mr. Ivy beneficially owns 9,197,575 Shares, which represent approximately 19.2% of the outstanding Shares, Mrs. Ivy beneficially owns 779,902 shares of Common Stock, which represent approximately 1.6% of the outstanding Common Stock, and Ms. Hardarottir beneficially owns 511,203 shares of Common Stock, which represent approximately 1.1% of the outstanding Common Stock..

(b)  Mr. Ivy has sole voting power and power of disposition over the 9,197.575 shares of Common Stock.

Mrs. Ivy has sole voting power and power of disposition over the 779,902 shares of Common Stock owned in her account.  Ms. Hardarottir has sole voting power and power of disposition over the 506,803 shares of Common Stock owned in her account, plus an additional 4,400 shares held in a custodial account for the benefit of her minor son.

(c)  During the past 60 days, neither Mrs. Ivy or Ms. Hardarottir purchased or sold any Common Stock of the Issuer.  Mr. Ivy purchased 5,200,000 shares of Common Stock of the Issuer on December 23, 2019 at $0.20 per share.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019*
99.2	Personal Guarantee dated June 6th, 2017*

99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors

*Incorporated by reference to Schedule 13D filed on July 9, 2019.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2019

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

/s/ Sandra Hardardottir

Sandra Hardardottir

Exhibits

99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors